UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2017 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Contents

This Report on Form 6-K is incorporated by reference herein and into the registrant's Registration Statements on Form F-3 (Registration Nos. 333-208785 and 333-195794) and Form S-8 (Registration Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968 and 333-216494).

On May 10, 2017, ClientConnect Ltd. (“ClientConnect”), an Israeli subsidiary of Perion Network Ltd. (“Perion”) executed a new credit facility with Bank Mizrahi-Tefahot, an Israeli bank, pursuant to which ClientConnect may borrow up to US$17.5 Million.

The credit facility is secured by a lien on the accounts receivable of ClientConnect, from its current and future business clients and is guaranteed by Perion.

The credit facility matures in May 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd. By: /s/ Limor Gershoni Levy Name: Limor Gershoni Levy Title: Corporate Secretary & General Counsel

Date: May 15, 2017